UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GROWBLOX SCIENCES, INC.
(Exact name of registrant as specified in its charter)
NEVADA
(State or other jurisdiction of incorporation or organization)

2834
(Primary Standard Industrial Classification Code)

7251 West Lake Mead Blvd, Suite 300
Las Vegas, Nevada 89128
Phone: (844) 843-2569
Fax: (866) 929-5122
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

A Registered Agent, Inc.
1521 Concord Pike #303
Wilmington, DE
Telephone: (302) 288-0670
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of Communications to:
Gary R. Henrie, Esq.
486 W. 1360 N.
American Fork, Utah 84003
Tel: (801) 310-1419
Email: grhlaw@hotmail.com
Approximate date of commencement of proposed sale to public:
From time to time after the effective date of this registration statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. XX

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. __

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $.001 per share	29,700,000 shares(1)	$1.12 (2)	$33,264,000	$4,284.40

(1)
Of this amount, 9,000,000 common shares being registered are shares to be offered by Selling Stockholders, 18,000,000 common shares underlie warrants that are held by the Selling Stockholders and 2,700,000 common shares underlie warrants that are held by an entity who acted as a placement agent for the Registrant in a private offering.

(2)	The closing price of the common shares on July 23, 2014.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where such offers are not permitted.

Subject to completion,
August _____, 2014

PROSPECTUS

9,000,000 Shares

GROWBLOX SCIENCES, INC.

Common Stock

We are registering 9,000,000 shares of common stock of Growblox Sciences, Inc., a Nevada corporation (“Growblox” or the “Company”), held by the selling stockholders. We are also registering 18,000,000 common shares that underlie warrants held by the Selling Stockholders and 2,700,000 common shares that underlie warrants held by an entity who acted as a placement agent for the Registrant in a private offering. The selling stockholders will receive all of the proceeds from the sale of the shares. We will pay all expenses incident to the registration of the shares under the Securities Act of 1933, as amended.

At the present time our common stock is listed on the OTCQB under the symbol GBLX. The Selling Stockholders will sell the shares at prevailing market prices or at privately negotiated prices.

Investing in our common stock involves risks, which are described in the “Risk Factors” section beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August _____, 2014.

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything not contained in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. The selling stockholders are not offering to sell, or seeking offers to buy, our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward-looking statements. The words “forecast”, “eliminate”, “project”, “intend”, “expect”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those discussed in “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

•	Our ability to achieve our business of producing and selling products;
•	The legalization of cannabis production and use in states where it is not currently legal;
•	Our ability to obtain licensing for cannabis production and distribution in the various states;
•	Our ability to produce medical grade cannabis products;
•	Our ability to attract, retain and motivate qualified employees and management.
•	The impact of federal, state or local government regulations;
•	Competition in the cannabis industry;
•	Availability and cost of additional capital;
•	Litigation in connection with our business;
•	Our ability to protect our trademarks, patents and other proprietary rights;
•	Other risks described from time to time in our periodic reports filed with the Securities and Exchange Commission

This list of factors that may affect future performance and the accuracy of forward-looking statements are illustrative but not exhaustive. Accordingly, all forward-looking statements should be evaluated with an understanding of their inherent uncertainty.

Except as required by law, we assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our consolidated financial statements and accompanying notes. Any references to “Growblox”, “we”, “us” or “our” refer to Growblox Sciences, Inc., a Nevada corporation.

Our Business

Growblox’s business pursuit is to pioneer the medical marijuana industry by combining agriculture with biotechnology. The Company’s cultivation technology allows for exact and consistent growth of medical-grade cannabis for direct dispensary sale of the cannabis plant, marijuana. Moreover, their cannabinoid research and extraction process adds a biotech element to manufacture and acquire strains of medical cannabis and cannabis oils to treat patients with specific medical conditions.

Our mission is to create the trusted brand of technology that empowers patients with access to the benefits of medicinal-grade cannabis, and to become the trusted producer of consistent and efficacious medicinal cannabis strains and product lines. Our focus is to bring to market, cutting-edge technologies to commercially cultivate and produce medical-grade cannabis and cannabis concentrates. These medical-grade products will provide patients with valuable medicines that make a real difference to their quality of life.

Our Offices

Growblox Sciences, Inc. is a Delaware corporation organized on April 1, 2001. Our principal executive offices are located at 7251 West Lake Mead Blvd., Suite 309, Las Vegas, NV 89128. Our telephone number is (884) 843-2569.

Our Website

Our Internet address is www.growbloxsciences.com. Information contained on our website is not part of this prospectus.

The Offering
Shares of common stock offered by us: None.

Shares of common stock that may be sold by the selling stockholders: 9,000,000.

At the present time our common stock is listed on the OTCQB under the symbol GBLX. The Selling Shareholders will sell the shares at prevailing market prices or at privately negotiated prices.

Use of proceeds:

We will not receive any proceeds from the resale of the shares offered hereby, all of which proceeds will be paid to the selling stockholders.

Risk factors:

The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” beginning on page 8.

We will pay all expenses incident to the registration of the shares under the Securities Act.

Summary Financial Information

The tables and information below are derived from Growblox’s audited financial statements for the years ended March 31, 2014, and March 31, 2013.

Balance Sheet Summary	March 31, 2014	March 31, 2013
	(Audited)	(Audited)

Cash	$339,327	$2,427
Subscription receivable	150,000	-
Property and equipment, net	44,922	128
Total assets	537,984	6,618
Total liabilities	1,551,354	1,196,307
Total stockholders’ deficiency	(1,013,370)	(1,189,689)

Statement of Operations Summary	Year Ended March 31, 2014	Year Ended March 31, 2013
	(Audited)	(Audited)

Revenues	$0	$0
Gross profit	0	0
General and administrative expenses	187,760	75,718
Net income/(loss)	(655,955)	36,150

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below in addition to the other information contained in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In that case, the trading price of our common stock could decline and you may lose part or all of your investment. In the opinion of management, the risks discussed below represent the material risks known to the company. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations and adversely affect the market price of our common stock.

The success of the Company is dependent upon the services of key personnel.

The current business prospects of the Company are dependent upon the business and technological acumen and services of Mr. Craig Ellins. In the event the Company should lose the services of Mr. Ellins for any reason, it is doubtful the Company could be successful in commercializing its current business plan. The services of Mr. Steven Weldon and Mrs. Andrea Small-Howard are also important to the ongoing success of the Company without whom the business prospects of the Company will suffer.

Federal law prohibits the use of cannabis for the purposes in which the Company expects to engage.

As of the date of this prospectus, the policy and regulations of the Federal government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and use of cannabis for personal use is prohibited on the basis of federal law and may or may not be permitted on the basis of state law. Active enforcement of the current federal regulatory position on cannabis on a regional or national basis may directly and adversely affect the ability of the Company to develop its business plan even though it is allowed by state regulation in the various states in which the Company intends to operate. In the event federal law prohibits the Company from developing its business plan, it is likely the business will fail and investors in this offering will lose their investments.

Our intellectual property may be compromised.

Part of the value of the Company going forward is vested in the intellectual property that the Company is acquiring the rights to at the present time. There may have been many persons involved in the development of the intellectual property, some of which the Company is not successful in obtaining the rights from. It is possible that in the future, claimants to the property rights may come forward that the Company is not aware of at the present time. It is also possible that the Company may not be successful in protecting its property rights. In either event, it is possible that the Company could lose the value of its intellectual property and if so the business prospects of the Company may suffer.

The fact that we have generated operating losses in the past raises doubt about our ability to continue as a going concern.

The Company has a history of generating operating losses. We have in the past covered any shortfall in operating capital from sales of equity and debt securities, but there can be no assurance that we will continue to be able to do so. The unpredictable economy in the United States and the volatile public equity markets may make it more difficult for us to raise capital as and when we need it, and it is difficult for us to assess the impact this might have on our operations or liquidity. If we cannot raise the funds that we require to continue our business operations, there is a substantial risk that our business will fail.

Our common shares are penny stock. Trading of our common shares may be restricted by the SEC’s penny stock regulations and the FINRA’s sales practice requirements, which may limit a shareholder’s ability to buy and sell our common shares.

Even though the securities sold in this Offering are Units that are restricted and for which there is no public market, each Unit contains a share of Common Stock for which there is a public market. Our common shares are penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares that are subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common shares.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the Financial Industry Regulatory Authority believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. The Financial Industry Regulatory Authority requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares.

Clearing Brokers may Decline to Deposit the Shares in the Subscriber’s Account.

Clearing brokers may decline to deposit into Subscriber's account a stock certificate for a security that (1) is a penny stock or (2) has stale or incomplete filings with the U.S. Securities and Exchange Commission (SEC) or with Canada's System for Electronic Document Analysis and Retrieval (SEDAR). Moreover, in the event that a company files with Pink Sheets, Subscriber's clearing broker may decline to even consider depositing such company's securities. In addition to these conditions and limitations, the clearing broker may subject The Company's securities to additional review before accepting such securities for deposit. This review process may (1) take up to two weeks or longer, and (2) may include research into the Company or Subscriber. The characteristics that may trigger additional review include (1) low price of the security or securities under review; (2) large number of shares being deposited with clearing broker into Subscriber's account; (3) the securities in question are non-exchange traded; (4) the stock certificates are recently issued; (5) recent merger activity of the underlying company; and/or (6) change of name of the underlying company issuing these stock certificates. Finally, all of the aforementioned conditions, limitations, and characteristics triggering review may apply to Subscriber's Deposit/Withdrawal At Custodian (DWAC) requests, Automated Customer Account Transfer Account Service (ACATS) requests, and Depository Trust Company (DTC) receipts for deposit requests.

We may be unable to attract and retain qualified, experienced, highly skilled personnel, which could adversely affect the implementation of our business plan.

Our success depends to a significant degree upon our ability to attract, retain and motivate skilled and qualified personnel. As we become a more mature company in the future, we may find recruiting and retention efforts more challenging. If we do not succeed in attracting, hiring and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively. The loss of any key employee, including members of our senior management team, and our inability to attract highly skilled personnel with sufficient experience in our industries could harm our business.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

As a Delaware corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Some foreign companies, including some that may compete with our company, may not be subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the Angola or any other countries in which we conduct our business. However, our employees or other agents may engage in conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Our common stock is quoted on the OTCQB which may have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTCQB, which is a significantly more limited trading market than the New York Stock Exchange or The NASDAQ Stock Market. The quotation of the Company’s shares on the OTCQB may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

There is limited liquidity on the OTCQB which may result in stock price volatility and inaccurate quote information.

When fewer shares of a security are being traded on the OTCQB, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information. Due to lower trading volumes in shares of our common stock, there may be a lower likelihood of one’s orders for shares of our common stock being executed, and current prices may differ significantly from the price one was quoted at the time of one’s order entry.

Our common stock is thinly traded, so you may be unable to sell at or near asking prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Currently, the Company’s common stock is quoted in the OTCQB and future trading volume may be limited by the fact that many major institutional investment funds, including mutual funds, as well as individual investors follow a policy of not investing in OTCQB stocks and certain major brokerage firms restrict their brokers from recommending OTCQB stocks because they are considered speculative, volatile and thinly traded. The OTCQB market is an inter-dealer market much less regulated than the major exchanges and our common stock is subject to abuses, volatility and shorting. Thus, there is currently no broadly followed and established trading market for the Company’s common stock. An established trading market may never develop or be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. Absence of an active trading market reduces the liquidity of the shares traded there.

Our common stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting the Company’s competitors or the Company itself. In addition, the OTCBB is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

USE OF PROCEEDS

Shares totaling 9,000,000 offered by this prospectus are being offered solely for the account of the selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTCQB under the symbol "GBLX".

For the periods indicated, the following table sets forth the high and low per share intra-day sales prices per share of common stock. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.
For the periods indicated, the following table sets forth the high and low per share intra-day sales prices per share of common stock. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Fiscal Year 2014	High ($)	Low ($)

Fourth Quarter	$8.90	$0.40
Third Quarter	$1.00	$0.30
Second Quarter	$0.70	$0.30
First Quarter	$0.70	$0.70

Fiscal Year 2013

Fourth Quarter	$0.80	$0.30
Third Quarter	$2.00	$0.03
Second Quarter	$0.70	$0.70
First Quarter	$1.80	$1.80

Dividends and Dividend Policy
We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business and for general corporate purposes. We cannot assure you that we will pay dividends in the future. Our future dividend policy is within the discretion of our Board of Directors and will depend upon various factors, including our results of operations, financial condition, capital requirements and investment opportunities.
Equity Compensation Plan Information

The 2007 Amended Stock Option Plan was adopted by the Board of Directors on February 6, 2008. Under this plan, a maximum of 8,000,000 shares of our common stock, par value $0.0001, were authorized for issue. The vesting and terms of all of the options are determined by the Board of Directors and may vary by optionee; however, the term may be no longer than 10 years from the date of grant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of our plan of operation, financial condition and results of operations should be read in conjunction with the Company’s financial statements, and notes thereto, included elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, those discussed in this prospectus.

Overview

Our company was incorporated in the State of Delaware on April 4, 2001, under the name “Flagstick Venture, Inc.” On March 28, 2008, a majority of our stockholders approved changing our name to Signature Exploration and Production Corp. as our business model had changed to become an independent energy company engaged in the acquisition and development of crude oil and natural gas leases in the United States.

On March 18, 2014, we purchased assets from Craig Ellins, which included the revolutionary GrowBLOX™ technology. We plan to utilize this technology to commercially cultivate and produce medical grade cannabis for sale in the U.S. states and territories in which it is legal. We also plan to research the medical treatment potential of cannabis and develop treatments from those findings. On April 4, 2014, we officially changed our name to GrowBLOX™ Sciences, Inc. to reflect this new corporate direction

Plan of Operation

Our goal is to be an industry leader in the cultivation technology and research and development of medical cannabis drugs and treatments. To achieve our goal, we plan to use a vertically-integrated approach involving the development of methods and products to improve cultivation and provide consistent medical-grade yield, innovation of biopharmaceutical and nutraceutical products using the harvested materials, and marketing and distribution in coordination with business partnerships to establish in markets in which the distribution and use of medical cannabis is legal.

We have created a majority owned partnership (55%), GB Sciences Nevada, LLC to obtain licensing for cultivation and distribution of cannabis in the state of Nevada. We have been granted a special use permit by Clark County, NV for a cultivation and dispensary location. Upon state approval, we will set up a cultivation facility and a dispensary in Clark County, Nevada. We are also seeking approval to set up a dispensary in the city of Las Vegas, Nevada. We plan to use our Nevada operations as a model for establishing business in other U.S. states and territories by seeking out partnerships in each strategic area. At this time, we have created subsidiary companies in Puerto Rico, Florida and New Jersey.

We are finalizing the production and testing of the GrowBLOX™ system. We anticipate the shipment of the first containers from production in China during July 2014. After testing and revisions are made, an initial round of production will provide containers for the first cultivation facility in Clark County, Nevada in January 2015.

We also plan to set up biopharmaceutical research and development of products using our harvested cannabis. Our initial phase will be the accelerated “virtual pharma” and will include obtaining license patents on promising projects, testing and FDA approval, and co-developing the resulting product for marketing and sale. The next phase will involve setting up a traditional biopharmaceutical research method to allow our company to begin the R&D process in-house and fully own resulting patents and products.

Results of Operations
Comparison of the fiscal year ended March 31, 2014 and March 31, 2013.

FINANCIAL INFORMATION

	2014		2013
Loss on oil and gas properties		$-	$36,000
General and administrative		166,000	76,000
Other income/(expense)		(468,000)	148,000
Net income/(loss)	$	(634,000)	$36,000

Loss on oil and gas properties. Loss on oil and gas properties increased by $36,000 due to a lease cancelation during 2013.

General and Administrative. General and administrative expenses increased in 2014 due to an increase in professional and consulting fees for obtaining licenses in Nevada.

Other Income/(Expense). Other expenses increased by $616,000 in 2014 due to the change in the fair value of convertible notes and warrants by 57,000 and a loss on loan modifications of $559,000.

Liquidity and Capital Resources

We had cash balances totaling approximately $339,000 as of March 31, 2014. Historically, our principal source of funds has been cash generated from financing activities. We raised have $5 million in capital in the past three months.
Cash flow from operations. We have been unable to generate either significant liquidity or cash flow to fund our current operations. We anticipate that cash flows from operations will be insufficient to fund our business operations for the next twelve-month period.

Cash flows from investing activities. There was $15,200 and $0.00 cash used in investing activities for the years ended March 31, 2014 and 2013.
Cash flows from financing activities. Net cash provided by financing activities was generated from promissory notes and sale of common stock that total $715,750 and $37,700 for the years ended March 31, 2014 and 2013.

Variables and Trends
We have no operating history with respect to our current business plan.. In the event we are able to obtain the necessary financing to move forward with our business plan, we expect our expenses to increase significantly as we grow our business. Accordingly, the comparison of the financial data for the periods presented may not be a meaningful indicator of our future performance and must be considered in light these circumstances.

Critical Accounting Policies

General

The preparation of financial statements requires management to utilize estimates and make judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. These estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. The estimates are evaluated by management on an ongoing basis, and the results of these evaluations form a basis for making decisions about the carrying value of assets and liabilities that are not readily apparent from other sources. Although actual results may differ from these estimates under different assumptions or conditions, management believes that the estimates used in the preparation of our financial statements are reasonable. Policies involving the most significant judgments and estimates are summarized below.

Fair Value of Financial Instruments

The Company holds certain financial liabilities which are measured at fair value on a recurring basis in accordance with ASC Topic 825-10-15. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.
Convertible notes issued with detachable warrants were measured at fair value, in accordance with ASC Topic 825-10-15, as one instrument, and that fair value was allocated to each component. The Company made the fair value election due to this methodology providing a fairer representation of the economic substance of the transaction within the fair value hierarchy. Due to the lack of relevant and market reflective Level 1 and Level 2 inputs, the Company valued the instruments using Level 3 inputs, which require significant judgment and estimates on behalf of management in developing model assumptions. The factors considered in developing those assumptions included; the Company’s inability to attract investment at terms more favorable to the Company, the lack of success in developing oil properties thus far, the continuing reduction in the net assets of the Company and the Company’s history of default on currently outstanding debt.
Based on management’s evaluation of the assumptions discussed above, the liabilities were initially recorded in an amount equal to the transaction price, which represented the fair value of the total liability at initial recognition.. The model used by the Company is calibrated so that the model value at initial recognition equals the transaction price. On an ongoing basis the fair value model used in valuing the convertible notes and derivative liability utilizes the following inputs; exercise price per warrant, conversion price per share, contract term, volatility, current stock prices and risk free rates. The following assumptions were made in the model: (1) risk free interest rate of 0.19% to 0.51%, (2) remaining contractual life of 1 to 4.98 years, (3) expected stock price volatility of 697% and (4) expected dividend yield of zero.

Equity-Based Compensation
The computation of the expense associated with stock-based compensation requires the use of a valuation model. The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of our stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. This accounting guidance requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets: 3-8 years for machinery and equipment, leasehold improvements are amortized over the shorter of the estimated useful lives or the underlying lease term. Repairs and maintenance expenditures which do not extend the useful lives of related assets are expensed as incurred.

Intangibles

Intangible assets with definite lives are amortized, but are tested for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Our annual testing date is March 31. We test intangibles for impairment by first comparing the carrying value of net assets to the fair value of the related operations. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment. In this process, a fair value for intangibles is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of intangible impairment. We test these intangibles for impairment by comparing their carrying value to current projections of discounted cash flows attributable to the customer list. Any excess carrying value over the amount of discounted cash flows represents the amount of the impairment.

Off Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Stock-Based Compensation
Please see page F-6, Note 3 of the audited financial statements.

Recent Accounting Pronouncements

Please see page F-6, Note 3 of the audited financial statements.

BUSINESS

Company Background

Our company was incorporated in the State of Delaware on April 4, 2001, under the name “Flagstick Venture, Inc.” On March 28, 2008, a majority of our stockholders approved changing our name to Signature Exploration and Production Corp. as our business model had changed to become an independent energy company engaged in the acquisition and development of crude oil and natural gas leases in the United States.

On March 18, 2014, we purchased assets from Craig Ellins, which included the revolutionary GrowBLOX™ technology. We plan to utilize this technology to commercially cultivate and produce medical grade cannabis for sale in the U.S. states and territories in which it is legal. We also plan to research the medical treatment potential of cannabis and develop treatments from those findings. On April 4, 2014, we officially changed our name to GrowBLOX™ Sciences, Inc. to reflect this new corporate direction.

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol GBLX.

Our principal executive offices are located at 7251 West Lake Mead Blvd., Suite 309, Las Vegas, NV 89128. Our telephone number is (884) 843-2569.

Business Strategy

GrowBLOX™ Sciences, Inc. maintains two research and development focuses: research in indoor agriculture technology for the medical cannabis industry and biopharmaceutical product development specializing including research, testing, and development of FDA-approved medical treatments and nutraceuticals using extracts from the Cannabis sativa plant.

To accomplish our biopharmaceutical strategy, the Company has designed the GrowBLOX™ system, a proprietary technology that allows for completely controlled growing conditions, ensuring the manufacture of a consistent, toxin-free, natural, medicinal-grade cannabis and cannabis concentrates. We will use this, and related cutting-edge technologies and methodologies, to commercially cultivate, produce, and market products which will provide patients with valuable medicines expected to make a difference in their quality of life.

For our biopharmaceutical product development, we will employ a two-phase strategy. Initially, we will use an accelerated near-term "virtual pharma" strategy to fast-track treatments to market. The method, in partnership with respected, independent contract research organizations, would include exploring existing cannabinoid patents with promising product prototypes, receiving licensing for selected product prototypes and testing through human trial phases for FDA approval, and co-developing the resulting drugs/treatments for marketing and sale. This accelerated phase would shorten the anticipated time from 15 years/$1 billion to an estimated 3.5 years/$7-20 million.

We will also utilize a longer-term traditional pipeline approach which will allow us to capture more of the value created from our cannabis-derived extracts using a vertically-integrated model that will allow for growth through addressing treatments for multiple illnesses and through expanding manufacturing and distribution to other companies. Additional near-term revenue may be generated through licensing opportunities. Through both our biotech and biopharmaceutical research strategies, our ultimate goal is to be an industry leader in the cultivation technology and research and development of medical cannabis drugs and treatments.

Markets

To accomplish the aforementioned strategy, we endeavor to secure a strong technological presence in all U.S. states and territories that have, or are seeking, to legally allow cultivation, production, and distribution of medical-grade cannabis. We are developing corporate partnerships in those locations in order to maximize the value of our technology and shareholder returns. Upon receiving the appropriate licenses in each location, we will establish our proprietary growing system to produce medical grade cannabis for that region. We will also partner with the local medical community to distribute the appropriate products needed to improve their patients’ quality of life.

We are beginning our strategy by seeking a license to cultivate and distribute medicinal cannabis in Nevada in partnership with local business persons. As of June 30, we have obtained permits for a medicinal cannabis dispensary and a cultivation facility from Clark County, Nevada, and are in the process of requesting the same permit for a dispensary permit from the City of Las Vegas, Nevada. These are the initial steps to our application to the State of Nevada, which will be submitted in August 2014. Preparations for cultivation and distribution would begin following granting of appropriate state licenses. The Nevada partnership and application procedures will be a template for establishing in other U.S. locations.

The company has also recently hired a new Chief Science Officer and two PhD-level scientists in order to engage in the research and development of biopharmaceutical and neutraceutical applications of our medical-grade marijuana and medical-grade cannabinoid extracts. The company is working on licensing its initial biopharmaceutical cannabinoid product prototype to begin clinical trials. In addition, we are looking for co-development partners to assist us with growing our own phytocannabinoid-based biopharmaceutical product pipeline.

Competition

Current competition in Nevada is specific to the application for licensure for the cultivation and/or dispensing of medicinal cannabis. Of 79 active applicants for land use permits for dispensaries in Clark County, GrowBLOX™ Sciences, Inc. was chosen to take one of the 18 state-allowed locations within the unincorporated county. As a result, Clark County has recommended our company for a license from the State of Nevada.

Upon commencement of cultivation and distribution, our competition in Nevada will be the other approved local cultivation facilities and dispensaries. However, we anticipate the following advantages for our Clark County, Nevada, operations:
•
Our cultivation process will include unique technology and processes designed to provide a more consistent, higher quality product than our competition; who will be using more conventional methodologies.

•	Our approved dispensary will be the only location near one of the largest, rapidly growing suburban regions in Clark County.

We anticipate duplicating these competitive advantages as we look forward to operations in other U.S. locations. In addition, due to the high publicity of medicinal cannabis legalization and anticipated need for the product, in conjunction with the limited number of operational licenses being offered, we expect ample demand for our cultivation and dispensary locations.

Intellectual Property

The company currently has one patent pending and opportunity for several potential patents. Our key technology is the patent-pending indoor agricultural growing chamber known as the GrowBLOX™. The GrowBLOX™ is a controlled-climate indoor agricultural growing chamber designed and engineered to cultivate medical-grade cannabis plants. The GrowBLOX™ chambers create the ideal growing environment for each plant by monitoring and adjusting the light, humidity, nutrition, temperature and aeration, while excluding outside stresses like, toxins, pathogens and pests. This customized environment ensure maximum harvest of the finest grade product which will provide patients with specific treatment options and consistently deliver the quality and efficacy expected from a medical-grade cannabis product.

The GrowBLOX™ system is very environmental and user friendly as it utilizes the following technologies:

•
GrowBLOX’s™ AeroVAPOR™ misting system delivers all of the moisture, nutrients and oxygen the cannabis plants need to grow through a misting system that recycles the water used. Absolutely, no gray water remains that would traditionally be released back into the environment.

•	Energy-efficient LED lighting system.

•	Integrated, intelligent control system that continuously monitors, manages, records, and analyzes the cultivation methodology for optimal growth.

•	Remote monitoring system sends alerts via text, email and telephone to our scientists, botanists and cultivators, recommending adjustments to the chambers cultivation levels.

Additional patents relating to the GrowBLOX™ technology are currently being sought and will be added to our portfolio of industry-leading technology.

We also anticipate patent applications in conjunction with our research, testing, and development of biopharmaceutical treatment options using the phytocannabinoids present in the cannabis plant. Cannabis sativa contains 70 naturally occurring cannabinoids. These cannabinoids, either in isolated form or in varying combinations within strains of cannabis plants, are either proven, or have the potential, for treatment of numerous conditions, including pain; nausea, seizure and inflammation reduction; tumor inhibition; psychotic and anxiety issue; and muscle spasms. This research will be facilitated by our GrowBLOX™ controlled indoor growing system which will provide scientists with the necessary consistent samples containing adequate cannabinoid levels from harvest to harvest, thus removing environmental variables.

Government Regulation

Currently, there are twenty states plus the District of Columbia that have laws and/or regulation that recognize in one form or another legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Fifteen other states are considering legislation to similar effect. As of the date of this writing, the policy and regulations of the Federal government and its agencies is that cannabis has no medical benefit and a range of activities including cultivation and use of cannabis for personal use is prohibited on the basis of federal law and may or may not be permitted on the basis of state law.

Employees

We currently employ a Chief Executive Officer, Chief Financial Officer, Chief Science Officer, and a support staff of six employees and contractors.
Properties
Our executive offices are located at 7251 West Lake Mead Blvd, Suite 300, Las Vegas, NV 89128.
Legal Proceedings
On April 2, 2014, the Company commenced an action in the United States District Court for the Southern District of New York against GCM Administrative Services, LLC (“GCM”), Strategic Turnaround Equity Partners, L.P., Gary Herman, and Seth M. Lukash. The action was brought for the purpose of determining whether the defendants or any of them were entitled to receive stock in the Company pursuant to conversion rights held under promissory notes given by an affiliate of the Company to GCM. The defendants answered the compliant and brought five counterclaims back against the Company. The counterclaims were for declaratory judgment, damages for breach of fiduciary duty and unjust enrichment, a money award for quantum meruit, and for breach of contract for refusing to convert the notes into shares. No specific amount of money damages is identified in the counterclaims. The Company believes the court will rule that there are no conversion rights pursuant to which the Company will be required to issue stock and that the counterclaims are without merit.

MANAGEMENT

Executive Officers and Directors

The names of our executive officers and directors, their ages as of July 24, 2014, and the positions currently held by each are as follows:

Name	Age	Position

Craig Ellins	62	Chief Executive Officer and Chairman of the Board
Steven Weldon	38	Chief Financial Officer and Director
Dr. Andrea Small-Howard	45	Chief Science Officer and Director

Craig Ellins, Chairman and Chief Executive Officer
Chairman and Chief Executive Officer, Craig Ellins has spent over 30 years discovering emerging trends and developing start-ups for various industries. He has served as Chief Executive Officer and on the Board of Directors of numerous organizations, both in the private and public sectors and has worked with a multitude of Fortune 500 organizations. Mr. Ellins has a proven and successful background in international and domestic product and business development, technological innovation, trade secrets, strategic planning, critical infrastructure and sustainable growth. Mr. Ellins continuously sets new standards for innovation and most recently set his sights on the cannabis industry. His work in medical marijuana has produced significant advancements in indoor growing technology, all of which have pending patents. Mr. Ellins has worked diligently over the years to produce state-of-the-art technology that has a substantial impact on cultivation and ingenuity. Finding treatments to serious medical conditions has become the benchmark to Mr. Ellins technological innovation, out of which has come the GrowBLOX™. Mr. Ellins’ rich history of new technology and financial expertise has created a framework for change in technological enterprises, especially in cultivation.
Steven Weldon, MBA, CPA, Chief Financial Officer and Board and Director

Chief Financial Officer, Steven Weldon, has over 15 years of financial and accounting experience. The majority of his vast career has been focused on tax planning, preparation, and CFO consulting. Mr. Weldon’s financial background includes experience in managerial, private accounting and planning. He has served on the board of several publicly traded companies as both, Chief Executive Officer and Chief Financial Officer. For several years, he taught accounting and tax courses to undergrad students at Florida Southern College. He received his Bachelor of Science degree and his Masters in Business Administration from Florida Southern College.
Dr. Andrea Small-Howard, PhD, MBA, Chief Science Officer and Board of Directors

Dr. Andrea Small-Howard, PhD, MBA, leverages broad industry knowledge and contacts with a focus on managing new product development that can be commercialized in the U.S. and selected international markets. She employs an integrated approach to product commercialization. Her core product development perspective is augmented with manufacturing, regulatory, supply chain and corporate alliance experience. Dr. Small-Howard originally received her AB from Occidental College in addition to receiving both an MBA and a PhD (USC All-University Merit Fellow) in Biological Sciences from the University of Southern California. As a post-doctoral fellow at the Queens Medical Center in Honolulu, Hawaii, Dr. Small-Howard lead a project group dedicated to the study of cannabinoids in the immune system and published two peer reviewed papers on the subject. She also screened synthetic cannabinoids at the in vitro and preclinical level. Dr. Small-Howard has previously screened licensing candidates in other biotech disciplines and developed biopharmaceutical products that are on the market. In addition, she has written and filed patents and global regulatory approvals.

During the past five years none of our directors, executive officers, promoters or control persons was:
1)
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2)	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3)
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4)	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Director Independence

We do not have any independent directors serving on our Board of Directors. The definition the Company uses to determine whether a director is independent is NASDAQ Rule 4200(a)(15). See Exhibit 99 hereto.

EXECUTIVE COMPENSATION

The following summary compensation table reflects all compensation awarded to, earned by, or paid to our Chief Executive Officer and president and other employees for all services rendered to us in all capacities during each of the years ended March 31, 2014, 2013 and 2012.

Summary Compensation Table

Name and Position	Year	Salary($)	All Other Compensation	Total($)

Craig Ellins, CEO and Chairman of the Board	2014 2013 2012	6,125 0 0	0 0 0	6,125 0 0
Steven Weldon, CFO and Director	2014 2013 2012	2,000 0 0	0 0 0	2,000 0 0
Dr. Andrea Small-Howard, Chief Science Officer and Director	2014 2013 2012	0 0 0	0 0 0	0 0 0

Employment Agreements

The Company has employment agreements with each of its three executive officers summarized as follows:

The term of the employment agreement with our CEO, Craig Ellins, commenced on March 17, 2014, and continues for three years. During the first year Mr. Ellins receives cash compensation of $147,000. During the second year he receives cash compensation of $180,000. During the third year he receives cash compensation of $240,000. The employment agreement also grants to Mr. Ellins 3,000,000 shares of common stock which vests over the three year term.

The term of the employment agreement with our CFO, Steven Weldon, commenced on March 17, 2014, and continues for three years. During the first year Mr. Weldon receives cash compensation of $108,000. During the second year he receives cash compensation of $132,000. During the third year he receives cash compensation of $180,000. The employment agreement also grants to Mr. Weldon 1,500,000 shares of common stock which vests over the three year term.
The term of the employment agreement with our Chief Science Officer, Andrea Small-Howard, commenced on June 10, 2014, and continues for three years. During the term of the agreement, Ms. Small-Howard receives cash compensation of $78,000 annually. The employment agreement also grants to her 450,000 shares of common stock which vests over the three year term.

Directors’ Compensation
Directors are not currently compensated, although each is entitled to be reimbursed for reasonable and necessary expenses incurred on our behalf. All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. Our board of directors does not have an audit or any other committee.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The following table presents information known to us, as of June 24, 2014, relating to the beneficial ownership of common stock by:
•	each person who is known by us to be the beneficial holder of more than 5% of our outstanding common stock;
•	each of our named executive officers and directors; and
•	our directors and executive officers as a group.
We believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, except as noted.
Percentage ownership in the following table is based on 23,331,932 shares of common stock outstanding as of June 24, 2014. A person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from the date of this registration statement upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by dividing the number of shares beneficially owned by that person by the base number of outstanding shares, increased to reflect the shares underlying options, warrants or other convertible securities included in that person’s holdings, but not those underlying shares held by any other person.
Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage

Craig Ellins	8,500,000 Direct	36.4%
Lazarus Investment Partners, LLLP	3,000,000 Direct	12.9%
Steven Weldon	374,521 Direct	2.0%
Andrea Small-Howard	50,000 Direct	0.2%
All directors and executive officers as a group (3 persons)	8,924,521	38.3%

(1)	Unless otherwise noted, the address of each person listed is c/o Growblox Sciences, Inc. 7251 West Lake Mead Blvd, Suite 300, Las Vegas, NV 89128.
(2)	Lazarus Investment Partners, LLLP. c/o Lazarus Management Company LLC, 3200 Cherry Creek South Drive, Suite 670,Denver, CO 80209

SELLING STOCKHOLDERS
This prospectus relates in part to the offer and sale from time to time by the selling stockholders of 9,000,000 shares of common stock that have been issued. There can be no assurance that the selling stockholders will sell any or all of their common stock offered by this prospectus. We do not know if, when, or in what amounts, the selling stockholders may offer the common stock for sale. Our common stock is not currently quoted in any current quotation medium. We will seek to engage a market maker to make an application in our behalf and apply for a listing of our common stock on the OTC Bulletin Board. There is no assurance that we will be successful in engaging a market maker or that our application will be approved. Furthermore, even if our common stock becomes listed on the OTC Bulletin Board, it is not known at this time if and when a market for our common stock will develop.
Selling Stockholders

The following table sets forth:

•	the names of the selling stockholders;
•	the number of shares of common stock owned by each of the selling stockholders;
•	the percentage of the class of common stock owned by each of the selling stockholders; and
•	the number of shares of common stock being offered by the selling stockholders in this prospectus.
•	the controlling person if not an individual
•	the way in which the stock was acquired

This table is based on information furnished to us by or on behalf of the selling stockholders. As of June 24, 2014, there were 23,331,932 shares of common stock outstanding. To the extent that any successor(s) to the named selling stockholder(s) wish to sell under this prospectus, we will file a prospectus supplement identifying such successors as selling stockholders.

.

Selling Stockholder	Shares Beneficially Owned Before the Offering	Shares Being Registered	Shares Beneficially Owned After the Offering

Robbie Acevedo	20,000	20,000	0
Airmont Trust	20,000	20,000	0
Gary Avendano	30,000	30,000	0
Marvin Beutz	30,000	30,000	0
Lawrence & Barbara Cagney	200,000	200,000	0
Carmik Family Trust	111,112	111,112	0
Thomas & Theresa Ciano	20,000	20,000	0
Hammer Family Trust 3/13/2000	177,777	177,777	0
Deltazulu Investments, LLC	200,000	200,000	0
The Raben Education Trust	50,000	50,000	0
ELGJO, LLC	100,000	100,000	0
Scott Elsas	60,000	60,000	0
Bruce I. Famalian Irrevocable Trust	88,500	88,500	0
Bruce Famalian Revocable Trust	88,500	88,500	0
Michael Figler	88,500	88,500	0
Jose Fune	40,000	40,000	0
Glen Gabisan	100,000	100,000	0
Gitel Family Partnership, LP	100,000	100,000	0
Chris Gordon	1,500,000	1,500,000	0
Michael & Sheila Hoffman	10,000	10,000	0
Richard Hunt	20,000	20,000	0
William Hunt	20,000	20,000	0
Investors League Special Opportunity Fund I, LP	50,000	50,000	0
James & Joan Family Limited Partnership	50,000	50,000	0
The JEM Living Trust dated 9-19-2004	100,000	100,000	0
Charles Knapp SEP IRA DCG&T TTEE	20,000	20,000	0
Michael Kodsi	40,000	40,000	0
Loic & Ann Lamouruex	20,000	20,000	0
LDP Family Partnersip, LP	100,000	100,000	0
Simon Asset Management LLC	200,000	200,000	0
Joseph and Christina Malcheski	68,000	68,000	0
Meservery Family Trust DTD 12-19-1994	177,777	177,777	0
Melissa L Beuchat 1998 Irrevocable Trust	177,777	177,777	0
MH Life, LLC	177,777	177,777	0
John & Maria Moeller	20,000	20,000	0
Craig Nakamura	32,000	32,000	0
Neurological Associates	100,000	100,000	0
Lawrence Ordower	100,000	100,000	0
Adam Pasholk	50,000	50,000	0
Plaza Services, LLC	20,000	20,000	0
Warren Postman	150,000	150,000	0
Raben Family Foundation	50,000	50,000	0
James & Jennifer Robinsom	50,000	50,000	0
Romero Oak Terrace, LLC	200,000	200,000	0
Maj-Britt Rosenbaum	56,003	56,003	0
Christine Sclafani	20,000	20,000	0
Cheryl Schwartz	20,000	20,000	0
Stephen Schwimmer	10,000	10,000	0
Keith Testaverde	50,000	50,000	0
Theodore Deikel Trust	500,000	500,000	0
VCM South LLC	20,000	20,000	0
W-Net Fund I, LP	200,000	200,000	0
Elizabeth Zarraga IRA DCG&T TTEE	14,000	14,000	0
Marc Zarraga	20,000	20,000	0
Lazarus Investment Partners LLLP	3,000,000	3,000,000	0
Lazarus Israel Opportunities Fund LLLP	1,000,000	1,000,000	0
Network 1 Financial Securities, Inc.	165,000	165,000	0
Damon Testaverde	300,000	300,000	0
William Heming	45,000	45,000	0
Peter Fulton	365,000	365,000	0
Joel Marcus	5,000	5,000	0
Miguel Zarraga	10,000	10,000	0
Richard Hunt	10,000	10,000	0
William Hunt	10,000	10,000	0
Scott Elsas	10,000	10,000	0
Keith Testaverde	60,000	60,000	0
Adam Pasholk	20,000	20,000	0

PLAN OF DISTRIBUTION

The Selling Stockholders (the “Selling Stockholders”) of the common stock (“Common Stock”) of the Company and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The common shares are currently listed on the OTCQB under the symbol GBLX. The Selling Stockholders may use any one or more of the following methods when selling shares:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
• an exchange distribution in accordance with the rules of the applicable exchange;
• privately negotiated transactions;
• settlement of short sales entered into after the date of this prospectus;
• broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
• a combination of any such methods of sale;
• through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or
• any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.
Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the Common Stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. “Short sale” is the name given to a transaction that takes place when a person believes a company’s stock price is about to go down. The person borrows from his broker or other individual shares of the company’s stock and sells the borrowed shares at the current price. After the price goes down, the person buys in the market, shares of the company’s stock at the reduced price and uses the purchased shares to replace the shares that were borrowed. As a result of the short sale, the person succeeds in buying low and selling high. The buying and selling are simply reversed in order. Short sales can have the effect of driving down the trading price of a company’s stock. If a stock price is falling and stockholders are selling short, stock purchases for the purpose of replacing borrowed shares further depress the market and encourages additional short selling. The net effect can be a downward spiral of the stock price of the company.
The Selling Stockholders may also sell shares of the Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The Selling Stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. It is our understanding that no Selling Stockholder has entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale or the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.
We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the Common Stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.
Although we intend to apply for listing of our common stock on the OTC Bulletin Board, public trading of our common stock may never materialize. If trading of our common stock does develop, the actual selling price will be determined by the market for our stock at the time of resale.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 250,000,000 shares of common stock, $0.001 par value. As of June 24, 2014, 23,331,932 shares of common stock were issued and outstanding. The outstanding shares of common stock have been duly authorized and are fully paid and non-assessable.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors from funds legally available therefore, subject to the dividend preferences of the preferred stock, if any. Upon our liquidation or dissolution, the holders of common stock are entitled to share ratably in all assets available for distribution after payment of liabilities and liquidation preferences of the preferred stock, if any. Holders of common stock have no preemptive rights, no cumulative voting rights and no rights to convert their common stock into any other securities. Any action taken by holders of common stock must be taken at an annual or special meeting or by written consent of the holders of over 50% of our capital stock entitled to vote on such action.

Warrants

As of June 24, 2014, Growblox has warrants issued and outstanding for the purchase of 20,700,000 shares of its common stock.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Gary R. Henrie, Attorney at Law, Pleasant Grove, Utah. These legal matters include that shares of common stock to be sold by the selling shareholders is validly issued, fully paid and non-assessable. Mr. Henrie's address is 486 W. 1360 N., American Fork, Utah 84003. Mr. Henrie is licensed to practice law in the State of Nevada, the state in which Growblox is headquartered.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXPERTS

The audited financial statements as of March 31, 2014 and March 31, 2013 included in this prospectus have been audited by L J Sullivan Certified Public Accountant, LLC, independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the Securities and Exchange Commission with respect to the shares of our common stock offered by this prospectus. This prospectus was filed as a part of that registration statement but does not contain all of the information contained in the registration statement and exhibits. Reference is thus made to the omitted information. Statements made in this prospectus are summaries of the material terms of contracts, agreements and documents and are not necessarily complete; however, all information we considered material has been disclosed. Reference is made to each exhibit for a more complete description of the matters involved and these statements are qualified in their entirety by the reference. You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Securities and Exchange Commission's principle office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F. Street, N.E., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site (http://www.sec.gov) that contains this filed registration statement, reports, proxy statements and information regarding us that we have filed electronically with the Commission. For more information pertaining to our company and the common stock offered in this prospectus, reference is made to the registration statement.

Upon the effective date of this registration statement and thereafter, we will file with the Securities and Exchange Commission annual and quarterly periodic reports on forms 10-K and 10-Q respectively and current reports on form 8-K as needed. We are not required to deliver annual reports to our shareholders and at this time we do not intend to do so. We encourage our shareholders, however, to access and review all materials that we will file with the Securities and Exchange Commission at http://www.sec.gov. Our SEC file number is 333-82580.

Table of Contents

Report of Independent Registered Public Accounting Firm 33

Financial Statements:

Balance Sheets – March 31, 2014 and 2013 34
Statements of Operations – Years ended March 31, 2014 and 2013 35

Statements of Stockholders’ Equity (Capital Deficiency) – Years ended
March 31, 2014 and 2013 36
Statements of Cash Flows – Years ended March 31, 2014 and 2013 37

Notes to Financial Statements 38

LJ SULLIVAN CERTIFIED PUBLIC ACCOUNTANT, LLC
701 Brickell Avenue, Suite 1550
Miami, Florida 33131

REPORT OF IINDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of GrowBlox Sciences, Inc.

I have audited the accompanying balance sheets of GrowBlox Sciences, Inc. as of March 31, 2014 and 2013, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. GrowBlox Sciences, Inc.’s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion the effectiveness of the company’s internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GrowBlox Sciences, Inc. as of March 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note 2 of the accompanying financial statements, the company has incurred losses, has not generated any revenue, and has negative operating cash flows since the inception of exploration activities. These factors and the need for additional financing in order for the company to meet its business plan, raise substantial doubt about its ability to continue as a going concern. Management’s plan to continue as a going concern is also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ L J Sullivan Certified Public Accountant, LLC

L J Sullivan Certified Public Accountant, LLC
Miami, Florida
June 27, 2014

GROWBLOX SCIENCES, INC.
(A Development Stage Company)
Condensed Balance Sheets

Assets
	March 31,	March 31,
	2014	2013

Current assets:
Cash	$339,327	$2,427
Subscription Receivable	150,000	-
Debt issuance costs	-	3,963
Prepaid expenses and other current assets	-	100

Total current assets	489,327	6,490

Property and Equipment, net	44,922	128
Intangibles, net	3,735	-

Total assets	$537,984	$6,618

Liabilities and Stockholders’ Equity (Deficiency)

Current liabilities:
Accounts payable	$19,762	$11,886
Subscriptions payable	10,000	-
Accrued interest	252,304	208,088
Other accrued expenses	1,847	45,751
Notes from shareholders	5,000	-
Convertible notes from shareholders	328,693	442,750
Convertible notes from shareholders, at fair value	933,748	227,521
Derivative liability, at fair value	-	260,311

Total current liabilities	1,551,354	1,196,307

Commitments and contingencies	-	-

Stockholders’ equity (deficiency):
Common stock, $0.0001 par value, 250,000,000 shares authorized 7,268,948 and 850,110 shares issued and outstanding at March 31, 3014 and March 31, 2013	727	85
Additional paid-in capital	5,198,659	4,367,028
Deficit accumulated related to abandoned activities	(1,676,223)	(1,676,223)
Deficit accumulated during development stage	(4,536,533)	(3,880,579)

Total stockholders’ equity (deficiency)	(1,013,370)	(1,189,689)

Total liabilities and stockholders’ equity (deficiency)	$537,984	$6,618

The accompanying notes are an integral part of the financial statements

GROWBLOX SCIENCES, INC.
(A Development Stage Company)
Statements of Operations
For the years ended March 31, 2014 and 2013,

	2014	2013
Net revenue	$-	$-

Cost of revenue	-	-

Gross profit (loss)	-	-

Loss on oil and gas properties	-	36,000
Stock compensation	-	-
Investor relations	-	-
General and administrative expenses	187,760	75,718

Loss from continuing operations	(187,760)	(111,718)

Other income/(expense)
Change in fair value of convertible notes	65,235	101,701
Change in fair value of warrants	78,385	97,575
Loss on extinguishment of debt	(559,048)	-
Loss on loan modification	-	-
Interest expense	(52,767)	(51,408)

Total other income/(expenses)	(468,195)	147,868

Net income/(loss)	$(655,955)	$36,150

Weighted average common shares outstanding – basic and diluted	940,723	966,858

Net loss per share - basic and diluted	$(0.70)	$0.04

The accompanying notes are an integral part of the financial statements.

GROWBLOX SCIENCES, INC.
(A Development Stage Company)
Statements of Stockholders’ Equity (Deficiency)
For the years ended March 31, 2014 and 2013,
and the Period from March 1, 2008 (Inception) to March 31, 2014

				Deficit	Deficit
				Accumulated	Accumulated
			Additional	Related to	During
	Common stock		Paid-in	Abandoned	Exploration
	Shares	Amount	Capital	Activities	Stage	Total
Balance, March 1, 2008	88,682	$9	$1,469,728	$(1,676,223)	$-	$(206,486)

Net loss	-	-	-	-	(9,845)	(9,845)

Balance, March 31, 2008	88,682	$9	$1,469,728	$(1,676,223)	(9,845)	$(216,331)

Issuance of stock as compensation, in March 2009	1,033	-	516	-	-	516

Loss on loan modification	-	-	202,500	-	-	202,500

Net loss	-	-	-	-	(341,967)	(341,967)

Balance, March 31, 2009	89,714	$9	$1,672,744	$(1,676,223)	$(351,812)	$(355,282)

Issuance of stock for debt conversions	216,225	22	21,600	-	-	21,622

Compensation expense – employment contracts	387,300	38	1,031,002	-	-	1,031,040

Compensation expense – stock option	-	-	984,600	-	-	984,600

Compensation expense – consulting	8,014	1	89,256	-	-	89,257

Beneficial conversion features	-	-	133,000	-	-	133,000

Loss on loan modification	-	-	258,441	-	-	258,441

Net loss	-	-	-	-	(2,964,861)	(2,964,861)

Balance, March 31, 2010	701,253	$70	$4,190,643	$(1,676,223)	$(3,316,673)	$(802,183)

Compensation expense – consulting	6,000	1	62,399	-	-	62,400

Legal Retainer	2,857	-	10,000	-	-	10,000

Net loss	-	-	-	-	(585,293)	(585,293)

Balance, March 31, 2011	710,110	$710	$4,263,042	$(1,676,223)	$(3,901,966)	$(1,315,076)

Compensation – employment contracts	2,402,682	2,40	(2,40)	-	-	-

Issuance of stock for debt conversions	140,000	14	103,986	-	-	104,000

Net loss	-	-	-	-	(14,763)	(14,763)

Balance, March 31, 2012	32,527,930	$3,253	$4,363,860	$(1,676,223)	$(3,916,729)	$(1,225,839)

Compensation – employment contracts	(2,402,682)	(240)	240	-	-	-

Sale of stock subscription		1	11,499	-	-	12,500

Return of stock sold		(1)	(11,499)	-	-	(12,500)

Rounding		1		-	-	-

Net income	-	-	-	-	36,150	36,150

Balance, March 31, 2013	850,110	$85	$4,367,028	$(1,676,223)	$(3,880,579)	$(1,189,689)
Fractional share from stock split	157	-	-	-	-	-

Asset acquisition	4,500,000	450	33,317	-	-	33,467

Sale of stock subscription	1,480,000	148	739,852	-	-	740,000

Issuance of stock for debt conversion	438,681	44	114,013	-	-	114,057

Stock issuance costs	-	-	(55,250)	-	-	(55,250)

Rounding			(1)		1

Net loss	-	-	-	-	(655,955)	(655,955)

Balance, March 31, 2014	7,268,948	$727	$5,615,193	$(1,676,223)	$(4,536,533)	$(1,013,370)

The accompanying notes are an integral part of the financial statements.

GROWBLOX SCIENCES, INC.
(A Development Stage Company)
Statements of Cash Flows
For the years ended March 31, 2014 and 2013,

Cash flows from operating activities:
	2014	2013
Net loss	$(655,955)	$36,150

Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation expense	128	300
Amortization expense	10	-
Loss on oil and gas assets	-	36,000
Stock compensation	-	-
Loss on loan modification	-	-
Loss on extinguishment of debt	559,048	-
Change in fair value of convertible notes	(65,235)	(101,701)
Change in fair value of warrants	(78,385)	(97,575)
Non-cash interest	8,552	7,317
Changes in operating assets and liabilities:
Other assets	-	350
Accounts payable	7,875	5,327
Stock subscription payable	10,000
Accrued expenses	312	76,385

Net cash used in operating activities	(213,650)	(37,447)

Cash flows from investing activities:

Investment in oil and gas properties	-	-
Purchase of property and equipment	(15,200)	-

Net cash used in investing activities	(15,200)	-

Cash flows from financing activities:
Stock subscription receivable	(150,000)	-
Proceeds for sale of stock	684,750	-
Proceeds from issuance of debt to stockholders	31,000	37,700

Net cash provided by financing activities	715,750	37,700

Net increase (decrease) in cash	336,900	253

Cash, beginning of year	$2,427	$2,174

Cash, end of year	$339,327	$2,427

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$-	$-

Non-cash investing and financing activities:
Stock issued for intangible assets	$33,467	$-
Stock issued for legal retainer included in other assets	$-	$-
Convertible debt issued for oil and gas lease agreements	$-	$-
Stock issued to settle convertible debt	$114,057	$-
Stock issued to settle interest expense	$-	$-

The accompanying notes are an integral part of the financial statements.

GROWBLOX SCIENCES, INC.
Notes to Financial Statements
March 31, 2014 and 2013

NOTE 1 – ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

Reporting Entity. GrowBlox Sciences, Inc. (“GrowBlox” or “the Company”) was incorporated on April 4, 2001 under the laws of the State of Delaware. The Company is authorized to issue 250,000,000 shares of common stock, par value $.0001. On March 18, 2014, we purchased assets from Craig Ellins, which included the revolutionary GrowBLOX™ technology. We plan to utilize this technology to commercially cultivate and produce medical grade cannabis for sale in the U.S. states and territories in which it is legal. We also plan to research the medical treatment potential of cannabis and develop treatments from those findings. On April 4, 2014, we officially changed our name to GrowBLOX™ Sciences, Inc. to reflect this new corporate direction. The Company’s office is located in Las Vegas, Nevada.

NOTE 2 – BASIS OF PRESENTATION

The Company’s financial statements have been prepared assuming the Company will continue as a going concern. The Company has experienced net losses since April 4, 2001, which losses have caused an accumulated deficit of approximately $6,100,000 at March 31, 2014 of which $4,500,000 has been accumulated during our current development activities. In addition, the Company has consumed cash in its operating activities of approximately $364,000 and $37,000 for the years ended March 31, 2014 and 2013, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

Management has been able, thus far, to finance the losses through a public offering, private placements and obtaining operating funds from stockholders. The Company is continuing to seek sources of financing. There are no assurances that the Company will be successful in achieving its goals.

In view of these conditions, the Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing or capital sources, to meet its financing requirements, and ultimately to achieve profitable operations. The Company is currently acquiring and developing crude oil and natural gas leases. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event the Company cannot continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company. The Company is considered to be in the development stage.

Cash and Cash Equivalents. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition. Revenue associated with the production and sales of crude oil, natural gas, natural gas liquids and other natural resources owned by the Company will be recognized when production is sold to a purchaser at a fixed or determinable price when delivery has occurred and title passes from the Company to its customer, and if the collectability of the revenue is probable.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GROWBLOX SCIENCES, INC.
Notes to Financial Statements
March 31, 2014 and 2013

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets: 3-8 years for machinery and equipment, leasehold improvements are amortized over the shorter of the estimated useful lives or the underlying lease term. Repairs and maintenance expenditures which do not extend the useful lives of related assets are expensed as incurred.

Income Taxes. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns. Deferred tax items are reflected at the enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Due to the uncertainty regarding the success of future operations, management has valued the deferred tax asset allowance at 100% of the related deferred tax assets.

Loss per Share. The Company’s basic loss per share has been calculated using the weighted average number of common shares outstanding during the period. The Company has 8,757,106 potentially dilutive common shares at March 31, 2014. However, such common stock equivalents were not included in the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

NOTE 4 – FAIR VALUE MEASUREMENTS

The Company holds certain financial liabilities that are measured at fair value on a recurring basis in accordance with ASC Topic 825-10-15. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1. Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2. Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3. Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 fair value elections are made on an instrument-by-instrument basis. The Company uses Level 3 inputs to value convertible notes and detachable warrants accounted for as derivatives.

GROWBLOX SCIENCES, INC.
Notes to Financial Statements
March 31, 2014 and 2013

NOTE 4 – FAIR VALUE MEASUREMENTS, CONTINUED

The tables below detail the Company’s assets and liabilities measured at fair value.

	Fair Value Measurements March 31, 2014
	Level 1	Level 2	Level 3	Total
Convertible notes from stockholders, at fair value	$-	$-	$-	$-
Derivative liability	$-	$-	$-	$-
	Fair Value Measurement March 31, 2013
	Level 1	Level 2	Level 3	Total
Convertible notes from stockholders, at fair value	$-	$-	$227,521	$227,521
Derivative liability	$-	$-	$260,311	$260,311

The following table presents the changes in Level 3 instruments measured on a recurring basis for the years ended March 31, 2014 and 2013:
	Convertible Notes	Derivative Liability	Total

Balance, March 31, 2012	$308,255	$334,497	$308,255
Realized and unrealized gains (losses);
Included in other income (expense)	(101,701)	(97,575)	(199,276)
Purchases, issuances, and settlements	20,967	23,389	(44,356)
Balance, March 31, 2013	$227,521	$260,311	$487,832

Realized and unrealized gains (losses);	65,235	78,385	143,720
Included in other income (expense)	756,719	(197,671)	559,048
Purchases, issuances, and settlements	14,843	15,745	30,588
Balance, March 31, 2014	$933,748	$-	$933,748
The convertible notes and derivative liability in the preceding tables were measured at fair value, in accordance with ASC Topic 825-10-15, as one instrument and that fair value was allocated to each component. The Company made the fair value election due to this methodology providing a fairer representation of the economic substance of the transaction within the fair value hierarchy. Due to the lack of relevant and market reflective Level 1 and Level 2 inputs, the Company valued the instruments using Level 3 inputs, which require significant judgment and estimates on behalf of management in developing model assumptions. The factors considered in developing those assumptions included; the Company’s inability to attract investment at terms more favorable to the Company, the lack of success in developing oil properties thus far, the continuing reduction in the net assets of the Company and the Company’s history of default on currently outstanding debt. Based on management’s evaluation of the assumptions discussed above, the liabilities were initially recorded in an amount equal to the transaction price, which represented the fair value of the total liability at initial recognition. The model used by the Company is calibrated so that the model value at initial recognition equals the transaction price. On an ongoing basis the fair value model used in valuing the convertible notes and derivative liability utilizes the following inputs; exercise price per warrant, conversion price per share, contract term, volatility, current stock prices and risk free rates. The following assumptions were made in the model (1) risk free interest rate of 0.18% to 0.63%, (2) remaining contractual life of 1 to 4.87 years, (3) expected stock price volatility of 797% and (4) expected dividend yield of zero.

GROWBLOX SCIENCES, INC.
Notes to Financial Statements
March 31, 2014 and 2013

NOTE 4 – FAIR VALUE MEASUREMENTS, CONTINUED
In March 2014, the note holders’ agreed to modify the terms of the notes and warrants. The notes are now convertible at a fixed price of $0.26. The notes will no longer be carried at fair market value using Level 3 inputs now that the conversion price is a fixed amount. The warrants have been cancelled and no longer have any value. A loss of $559,048 for the extinguishment of debt has been recorded on the Statement of Operations as of March 31, 2014.

NOTE 5 – DEFERRED INCOME TAXES

At March 31, 2014, the Company had net operating loss carryforwards for income tax purposes of approximately $4,413,000 available as offsets against future taxable income. The net operating loss carryforwards are expected to expire at various times from 2024 through 2032. Utilization of the Company’s net operating losses may be subject to substantial annual limitation if the Company experiences a 50% change in ownership, as provided by the Internal Revenue Code and similar state provisions. Such an ownership change would substantially increase the possibility of net operating losses expiring before complete utilization.

The tax effects of the primary temporary differences giving rise to the Company’s deferred tax assets and liabilities are as follows for the year ended March 31, 2014:

Deferred tax assets:	2014	2013
Net operating loss carryforward	$1,674,000	$1,583,000
Stock based compensation	-	-
Total deferred tax assets	1,674,000	1,583,000
Less valuation allowance	(1,674,000)	(1,583,000)
Net deferred tax asset	$-	$-

Because of the Company’s lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during those periods that the temporary differences become deductible. The Company believes that the tax positions taken in its tax returns would be sustained upon examination by taxing authorities. During the year ended March 31, 2014, the decrease in the deferred tax asset valuation allowance amounted to approximately $91,000.

The provision for income taxes is different than would result from applying the U.S. statutory rate to profit before taxes for the reasons set forth in the following reconciliation:
	2014	2013
Tax benefit computed at U.S. statutory rates	$(229,000)	$(205,000)

Increases (decreases) in taxes resulting from:
Non-deductible items	145,000	22,000
Change in valuation allowance	91,000	198,000
State taxes	(7,000)	(15,000)
Total	$-	$-

As a result of the implementation of certain provisions of ASC 740, Income Taxes, the Company performed an analysis of its previous tax filings and determined that there were no positions taken that it considered uncertain. Therefore, there were no unrecognized tax benefits as of March 31, 2013 and 2012. The open tax years for each Federal taxes are March 31, 2011-2014.

GROWBLOX SCIENCES, INC.
Notes to Financial Statements
March 31, 2014

NOTE 6 – CONVERTIBLE NOTES AND WARRANTS

Convertible Notes from Shareholders

The Company has debt outstanding to shareholders, which was issued between 2006 and 2009. The debt was not issued with warrants and some of the debt was not originally issued with a conversion feature. During fiscal years 2009 and 2010, the notes without conversion features were modified to contain a conversion feature, for which the Company recorded a loss on the modification. Convertible notes from shareholders issued during fiscal year 2010 contained a beneficial conversion feature, with the discount being amortized over the term of the note, see table below.
	For the year ended March 31, 2014		For the year ended March 31, 2013
	Convertible Notes	Accrued Interest	Convertible Notes	Accrued Interest
Balance, beginning of period	$442,750	$208,088	$446,750	$163,998
Conversion to common stock	114,057	-	-	-
Accrued interest	-	44,216	-	44,090
Balance, end of period	$328,693	$252,304	$442,750	$208,088

Convertible notes from shareholders accrued interest at a rate of 10 percent per annum. The note holders had the sole option of converting the principal and interest represented by these notes into our common stock at a strike price equal to a $0.01. The note holders were only be allowed to convert shares or portion thereof to the extent that, at the time of the conversion, the conversion will not result in the note holders beneficially owning more than 9.9% of the issued and outstanding common shares of the Company.
In March 2014, the note holders agreed to modify the terms of the notes. The notes are now convertible at a fixed price of $0.26 and interest will no longer accrue on the remaining notes. The note holders were only be allowed to convert shares or portion thereof to the extent that, at the time of the conversion, the conversion will not result in the note holders beneficially owning more than 9.9% of the issued and outstanding common shares of the Company.

	Warrants Outstanding
	Number of Shares	Exercise Price
Outstanding at March 31, 2012	11,921,206	$0.15-$0.10
Warrants issued	443,560	$0.15
Warrants exercised	-	-
Warrants expired/cancelled	-	-
Outstanding at March 31, 2013	12,364,766	$0.15-$0.10
Warrants issued	2,960,000	$1.00-$2.00
Warrants exercised	-
Warrants expired/cancelled	(12,364,766)
Outstanding at March 31, 2014	2,960,000	$1.00-$2.00

GROWBLOX SCIENCES, INC.
Notes to Financial Statements
March 31, 2014 and 2013

NOTE 7 – CAPITAL TRANSACTIONS

Sale of Common Stock

As of March 31, 2014, the Company sold 1,480,000 units through a private placement. Each unit consists of one share of common stock, one A warrant, expiring in three years, with an exercise price of $1.00 and one B warrant, expiring in five years, with an exercise price of $2.00. The price was $0.50 per unit.

Asset Purchase

On March 13, 2014, the Company, entered into a definitive agreement with Mr. Craig Ellins for the acquisition of assets The Assets include:

•	a provisional patent application
•	concepts associated with the Mr. Ellins or his associates
•	trademarks
•	business plans
•	investor presentations and histories
•	websites
•	trade secrets including without limitation trade secrets involving nutrient mixes
•	drawings and digital artwork
•	raw materials
•	production equipment and related assets including without limitation electrical equipment, plastic molds and internal parts
•	proof-of-concept equipment
•	URL’s

In exchange for the Assets, the Company agreed to issue 12,500,000 restricted shares of the Company’s common stock. Of the total number of shares to be issued, 4,500,000 were issued upon the signing of the Agreement. The remainder of the shares will be issued upon reaching certain milestones. The shares were issued pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act of 1933.

Below are the assets purchased:

Equipment	$29,722
Intangibles (patent, trademarks, URL’s)	3,735
Total	$33,457

The assets were valued at their historical cost.

Employment Agreements

Mr. Alan Gaines, our former Chief Executive Officer and Chairman, had entered into an Employment Agreement with the Company for a one-year term beginning May 2, 2011. Mr. Gaines would have been compensated with 12,012,413 shares of restricted common stock, payable upon the completion of a Qualified Acquisition or Qualified Equity Raise. An expense of $960,993 would have been recorded as stock compensation at the time a Qualified Acquisition or Qualified Equity Raise is completed. Upon the resignation of Mr. David on April 18, 2012, the shares were canceled and no expense was recognized.

GROWBLOX SCIENCES, INC.
Notes to Financial Statements
March 31, 2014 and 2013

NOTE 7 – CAPITAL TRANSACTIONS ( CONTINUED)

Dr. Amiel David, our former Chief Operating Officer, has entered into an Employment Agreement with the Company for a one-year term beginning May 2, 2011. Dr. David would have been compensated with 12,013,413 shares of restricted common stock, payable upon the completion of a Qualified Acquisition or Qualified Equity Raise. An expense of $961,073 would have been recorded as stock compensation at the time a Qualified Acquisition or Qualified Equity Raise is completed. Upon the resignation of Mr. David on April 18, 2012, the shares were canceled and no expense was recognized.

Note Conversions

During the year ended March 31, 2014, the Company converted a total of $114,013 of notes payable from certain Note Holders into common stock of the Company. The Company issued 438,681 shares of our common stock to satisfy the principal balances of the notes payable.

NOTE 8 – STOCK OPTION PLAN

On February 6, 2008, the Board of Directors adopted the GrowBlox Sciences, Inc. 2007 Amended Stock Option Plan (“2007 Plan”). Under the 2007 Plan, 8,000,000 shares of the Company’s restricted common stock may be issuable upon the exercise of options issued to employees, advisors and consultants.

At March 31, 2014 the Company has no stock options outstanding.

NOTE 9 – SUBSEQUENT EVENT

From April 2014 to June 2014, the Company converted a total of $1,015,459 of notes payable from certain Note Holders into common stock of the Company. The Company issued 3,905,612 shares of our common stock to satisfy the principal balances of the notes payable.

As of June 21, 2014, the Company sold 4,520,000 units through a private placement. Each unit consists of one share of common stock, one A warrant, expiring in three years, with an exercise price of $1.00 and one B warrant, expiring in five years, with an exercise price of $2.00. The price was $0.50 per unit.

On March 13, 2014 the Company entered into a definitive agreement (the “Agreement”) with Mr. Craig Ellins for the acquisition of assets. In accordance with the Agreement, Mr. Ellins was issued an additional four million shares upon the completion of a minimum of $1,000,000 in proceeds to the Company from fund raising on May 1, 2014. The shares were issued pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act of 1933.

Subsequent to the fiscal year ended March 31, 2014, the Company issued 8,950,000 shares of common stock pursuant to the employment contracts of our three executive officers. Fifty thousand of the shares were paid directly to one of the officers. The remaining shares will be held by the Company until such time as certain milestones are reached and vesting periods have run. The issuance was exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(2) of the Act because there was no public offering in connection with the issuance of the shares.

Until ______, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, are estimated.

Securities and Exchange Commission registration fee	$4,284.40
Miscellaneous expenses	500.00
Legal	10,000.00
Accounting fees and expenses	5,000.00
Total	$19,784.40

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

During the three years preceding the filing of this registration statement, Registrant has not sold securities without registration under the Securities Act of 1933, except as described below.

During the year ended March 31, 2012, the Company converted a total of $104,000 of notes payable from certain note Holders into common stock of the Company. The Company issued 1,400,000 shares of our common stock to satisfy the principal balances of the notes payable. The shares were issued pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act of 1933.

On March 13, 2014, the Company, entered into a definitive agreement with Mr. Craig Ellins for the acquisition of certain assets. In exchange for the assets, the Company has issued 12,500,000 restricted shares of the Company’s common stock. The shares were issued pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act of 1933.

Beginning in March of 2014 and continuing for approximately 60 days, the Company conducted a private offering of units. Each unit consisted of one share of common stock, one A warrant, expiring in three years, with an exercise price of $1.00 and one B warrant, expiring in five years, with an exercise price of $2.00. The price was $0.50 per unit. A total of 6,000,000 units were sold for total consideration of $3,000,000. The offering was exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Rule 506(b) of Regulation D.

On or about March 25, 2014, the Registrant issued at total of 438,681 shares of common stock (the “Shares”) to a total of five persons. The Shares were issued in exchange for the cancellation of debt in the total amount of $114,017.08. The issuance was exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(2) of the same Act since the issuance of the Shares did not involve any public offering.

Beginning in May of 2014 and continuing for approximately 20 days, the Company conducted a private offering of units. Each unit consisted of one share of common stock, one A warrant, expiring in three years, with an exercise price of $1.00 and one B warrant, expiring in five years, with an exercise price of $2.00. The price was $0.50 per unit. A total of 3,000,000 units were sold for total consideration of $1,500,000. The offering was exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Rule 506(b) of Regulation D.

On or about May 5, 2014, the Registrant issued at total of 1,755,612 shares of common stock to a total of three entities. The shares were issued in exchange for the cancellation of debt in the total amount of $459,970. The issuance was exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(2) of the same Act since the issuance of the Shares did not involve any public offering.

On or about June 5, 2014, The Registrant has issued 1,500,000 shares of common stock to two entities. The shares were issued in exchange for the cancellation of debt in the amount of $390,000.00. The issuance was exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(2) of the same Act since the issuance of the Shares did not involve any public offering.

On June 10, 2014, the Company, entered into an employment agreement and issued 50,000 restricted shares of the Company’s common stock as a signing bonus to the new employee. The shares were issued pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a) Exhibits

The following exhibits are filed with this registration statement:

Exhibit No.	Description
3.1	Articles of Incorporation (1)
3.2	Bylaws (1)
4.1	Specimen Common Stock Certificate of Registrant
5.1	Opinion of Gary R. Henrie, Attorney at Law regarding the legality of the common stock being registered
10.1	Employment Agreement with Mr. Ellins (2)
10.2	Employment Agreement with Mr. Weldon (2)
10.3	Employment Agreement with Ms. Small-Howard (2)
21.1	List of Subsidiaries (2)
23.1	Consent of L J Sullivan Certified Public Accountant, LLC
23.2	Consent of Gary R. Henrie (included in Exhibit 5.1)
23.3	Powers of attorney (included in signature page)
99.1	NASDAQ Rule 4200(a)(15) regarding Director Independence (2)
(1) Previously filed as an exhibit to Form SB-2 on February 12, 2002
(2) Previously filed as an exhibit to Form 10-K on June 27, 2014

(b) Financial Statement Schedules

See the Index to Financial Statements included on page 32 for a list of the financial statements included in this prospectus.

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws. Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation that is not the case with our articles of incorporation. Excepted from that immunity are:

(1)	a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;
(2)	a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);
(3)	a transaction from which the director derived an improper personal profit; and
(4)	willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

(1)	such indemnification is expressly required to be made by law;
(2)	the proceeding was authorized by our Board of Directors;
(3)	such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or
(4)	such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance all expenses incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advanced of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise.

Our bylaws also provide that no advance shall be made by us to any officer in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

ITEM 28. UNDERTAKINGS

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(b)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)
To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered hereby, which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933, and we will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on July 25, 2014.

GROWBLOX SCIENCES, INC.
By:	/s/Craig Ellins
Craig Ellins
Chief Executive Officer

POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints Saul Backal his or her true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this Registration Statement and (2) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/Craig Ellins Craig Ellins	CEO and Chairman of the Board	7-25-2014

/s/ Steven Weldon Steven Weldon	CFO, Principal Accounting Officer and Director	7-25-2014
/s/ Andrea Small-Howard Andrea Small-Howard	Director	7-25-2014